SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                     --------------------------------
                                 FORM 11-K
                     --------------------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
      For the fiscal year ended December 31, 1998

                                    OR

[ ]   TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from                  to                 .


Commission file number   1-9065.


                 Ecology and Environment, Inc. 401(k) Plan
                         (Full title of the Plan)

            368 Pleasant View Drive, Lancaster, New York 14086
                           (Address of the Plan)



                       Ecology and Environment, Inc.
       (Name of issuer of the securities held pursuant to the plan.)


             368 Pleasant View Drive, Lancaster, New York 14086
                  (Address of principal executive office.)

















                           REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

      See accompanying Index on page 3.

(2)   Exhibits:


                      Exhibit Number      Description of Exhibit

                           (1)            Consent of Independent
                                           Accountants


Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Additional Information
For the Year Ended December 31, 1998 and 1997

                                                                         Page
Report of Independent Accountants					   1

Financial Statements:

  Statement of Net Assets Available for Plan Benefits,                     2
    with Fund Information at December 31, 1998

  Statement of Net Assets Available for Plan Benefits,
    with Fund Information at December 31, 1997				   3

  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information for the Year Ended December 31, 1998		   4

  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information for the Year Ended December 31, 1997		   5

  Notes to Financial Statements                                          6-11

Additional Information:
  Item 27a - Schedule of Assets Held for Investment Purposes
    at December 31, 1998                                                  12

  Item 27b - Schedule of Loans or Fixed Income Obligations
    for the Year Ended December 31, 1998                                  13

  Item 27d - Schedule of Reportable Transactions for the
    year Ended December 31, 1998                                          14



Page 1
                      Report of Independent Accountants


To the Participants and Plan Administrator of the Ecology and Environment, Inc. 401(k) Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecology and Environment, Inc. 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998, of loans or fixed income obligations at December 31, 1998, and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Buffalo, New York
June 25, 1999

Page 2

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1998
 					                                  Fund Information
					 Growth &      Strategic       Peoples	  		   New
					  Income       Investing        Index	       Bond	 Leaders
					   Fund           Fund          Fund           Fund  	  Fund
Assets
  Investments, at fair value
     Dreyfus Growth and Income
       Fund, Inc.                  	$1,689,383    $   ---       $    ---   	  $  ---       $    ---
     Dreyfus Strategic Investing	     ---       953,121	         ---	     ---	    ---
     Dreyfus Peoples Index Fund, Inc.        ---          ---        2,687,394       ---            ---
     Dreyfus A Bonds Plus, Inc.              ---          ---            ---       502,373          ---
     Dreyfus New Leaders Fund, Inc.          ---          ---            ---         ---        2,210,508
     LaSalle Capital Preservation
       Fund
       Series E                              ---          ---            ---         ---            ---
     Other                                   ---          ---            ---         ---            ---
     Participant loans                       ---          ---            ---         ---            ---
					----------    ----------    ----------	  ----------	-----------
         Total investments               1,689,383      953,121      2,687,394     502,373      2,210,508
                                        ----------    ----------    ----------    ----------    -----------
  Receivables:
     Dividends                               ---          ---            ---         ---            ---
     Employee contributions                 12,631        6,404         24,250       4,505         17,611
					----------    ----------    ----------	  ----------	----------
          Total assets                   1,702,014      959,525      2,711,644     506,878      2,228,119
					----------    ----------    ----------	  ----------	----------
  Liabilities
  Administrative expenses                    ---          ---            ---         ---            ---
					----------    ----------    ----------	  ----------	----------
          Total liabilities                  ---          ---            ---         ---            ---
					----------    ----------    ----------	  ----------	----------
Net assets available
  for plan benefits                     $1,702,014    $  959,525    $2,711,644    $  506,878    $2,228,119
					==========    ==========    ==========	  ==========	==========


Page 2 (Continued)

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1998 (Continued)
                                                                          Fund Information
                                          Capital
                                       Preservation                     Loan
                                           Fund           Other         Fund        Total
Assets
  Investments, at fair value
     Dreyfus Growth and Income
       Fund, Inc.                       $    ---      $   ---       $    ---     $ 1,689,383
     Dreyfus Strategic Investing             ---          ---            ---         953,121
     Dreyfus Peoples Index Fund, Inc.        ---          ---            ---       2,687,394
     Dreyfus A Bonds Plus, Inc.              ---          ---            ---         502,373
     Dreyfus New Leaders Fund, Inc.          ---          ---            ---       2,210,508
     LaSalle Capital Preservation
       Fund
       Series E                            887,101        ---            ---         887,101
     Other                                   ---        980,807          ---         980,807
     Participant loans                       ---          ---          202,068       202,068
					----------    ----------    ----------   -----------
         Total investments                 887,101      980,807        202,068    10,112,755
                                        ----------    ----------    ----------   -----------
  Receivables:
     Dividends                               ---          2,401          ---           2,401
     Employee contributions                  4,746       13,656          ---          83,803
					----------    ----------    ----------	  ----------
          Total assets                     891,847      996,864        202,068    10,198,959
					----------    ----------    ----------	  ----------
  Liabilities
  Administrative expenses                    8,176        ---            ---           8,176
					----------    ----------    ----------	  ----------
          Total liabilities                  8,176        ---            ---           8,176
					----------    ----------    ----------	  ----------
Net assets available
  for plan benefits                     $  883,671    $  996,684    $  202,068   $10,190,783
					==========    ==========    ==========   ===========

                        The accompanying notes are an integral part of these financial statements.

Page 3

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1997
 					                                  Fund Information
					 Growth &      Strategic       Peoples	  		   New          Company
					  Income       Investing        Index	       Bond	 Leaders         Stock
					   Fund          Fund           Fund           Fund  	  Fund           Fund
Assets
  Investments, at fair value
     Shares in Dreyfus Corporation,
     Registered Investment Company:
       Growth and Income Fund, Inc.	$1,808,922    $   ---       $   ---   	  $   ---   	$   ---       $   ---
       Strategic Investing                  ---        1,044,259	---   	      ---   	    ---   	  ---
       Peoples Index Fund, Inc.             ---   	  ---        1,596,626        ---   	    ---   	  ---
       Dreyfus A Bonds Plus, Inc.	    ---   	  ---   	---   	     380,370	    ---   	  ---
       Dreyfus New Leaders Fund, Inc.	    ---   	  ---   	---   	      ---   	 2,310,213        ---
       Company Stock Fund            	    ---   	  ---   	---   	      ---   	    ---   	 148,978
     Shares in LaSalle National
     Trust, N.A.:
       Capital Preservation Fund
         Series E             		    ---           ---   	---   	      ---   	    ---   	  ---
     Shares in Franklin Templeton
       Group of Funds:
         Templeton Foreign Fund            ---          174,435 	      	     174,435
     Participant loans			    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------
         Total investments               1,808,922    1,044,259      1,596,626	     380,370	 2,310,213	 148,978
                                        ----------    ----------    ----------	  ----------	----------    ----------
  Receivables:
     Employee contributions                 18,192        9,739		19,827	       3,840	    22,377	     983
					----------    ----------    ----------	  ----------	----------    ----------
          Total assets			 1,827,114     1,053,998     1,616,453	     384,210	 2,332,590	 149,961
					----------    ----------    ----------	  ----------	----------    ----------

Liabilities
  Administrative expenses		    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------
          Total liabilities		    ---   	  ---   	---   	      ---   	    ---   	  ---
					----------    ----------    ----------	  ----------	----------    ----------

Net assets available
 for plan benefits			$1,827,114    $1,053,998    $1,616,453	  $  384,210	$2,332,590    $  149,961
					==========    ==========    ==========	  ==========	==========    ==========


Page 3 (Continued)

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information at December 31, 1997
                                                           Fund Information (Continued)
					Capital       Templeton
                                      Preservation     Foreign         Loan
					  Fund          Fund           Fund         Total
Assets
  Investments, at fair value
     Shares in Dreyfus Corporation,
     Registered Investment Company:
       Growth and Income Fund, Inc.     $   ---       $   ---       $   ---   	  $1,808,922
       Strategic Investing		    ---   	  ---   	---   	   1,044,259
       Peoples Index Fund, Inc.             ---   	  ---   	---   	   1,596,626
       Dreyfus A Bonds Plus, Inc.	    ---   	  ---   	---   	     380,370
       Dreyfus New Leaders Fund, Inc.	    ---   	  ---   	---   	   2,310,213
       Company Stock Fund            	    ---   	  ---   	---   	     148,978
     Shares in LaSalle National
     Trust, N.A.:
       Capital Preservation Fund
         Series E             		   819,944        ---   	---   	     819,944
     Shares in Franklin Templeton
       Group of Funds:
       Templeton Foreign Fund               ---          174,435 	      	     174,435
     Participant loans			    ---   	  ---          141,867	     141,867
					----------    ----------    ----------	  ----------
         Total investments		   819,944	 174,435       141,867	   8,425,614
                              		----------    ----------    ----------	  ----------
  Receivables:
     Employee contributions		     6,075	   4,319	---   	      85,352
     					----------    ----------    ----------	  ----------
         Total assets  		           826,019	 178,754       141,867	   8,510,966
					----------    ----------    ----------	  ----------

Liabilities
  Administrative expenses		    24,454	  ---   	---   	      24,454
					----------    ----------    ----------	  ----------
          Total liabilities		    24,454	  ---   	---   	      24,454
					----------    ----------    ----------	  ----------

Net assets available
for plan benefits			$  801,565    $  178,754    $  141,867	  $8,486,512
					==========    ==========    ==========	  ==========

                       The accompanying notes are an integral part of these financial statements.

Page 4

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1998
                                                                          Fund Information
                                          Growth &    Strategic       Peoples                         New
                                          Income      Investing        Index           Bond         Leaders
                                           Fund         Fund           Fund            Fund          Fund
Additions to net assets
attributed to:
  Investment income (loss) -
    Net appreciation (depreciation)
      in fair value of investments    $   185,081   $   94,884      $  499,732     $  (14,622)    $ (104,072)
Interest                                    ---          ---             ---            ---            ---
Dividends                                  17,030        4,522 	        27,019         25,809          ---
                                      -----------    ---------      ----------     -----------     ----------
                                          202,111       99,406         526,751         11,187       (104,072)
Contributions -
    Employee                              334,592      185,369         455,492         77,949        432,452
    Rollovers                               1,245        1,245          41,251          3,774         31,692
                                      -----------    ---------      ----------     ----------     ----------
        Total Additions                   537,948      286,020       1,023,494         92,910        360,072
                                      -----------    ---------      ----------     ----------      ----------
Deductions from net assets
  attributed to:
    Benefits paid to participants         166,225      125,234         244,353         43,789        199,085
Administrative expenses                     ---          ---             ---            ---            ---
                                       -----------   ----------       ---------     ----------     ----------
        Total Deductions                  166,225      125,234         244,353         43,789        199,085
                                       -----------   ----------       ---------     ----------     ----------
Net increase (decrease) prior
  to interfund transfers                  371,723      160,786         779,141         49,121        160,987
Interfund transfers                      (496,823)    (255,259)        316,050         73,547       (265,458)
                                      ------------  -----------      ---------     -----------     ----------
  Net increase (decrease)                (125,100)     (94,473)      1,095,191        122,668       (104,471)

Net assets available
  for plan benefits:
    Beginning of year                   1,827,114    1,053,998       1,616,453        384,210      2,332,590
                                       -----------   ----------     ----------     -----------    ----------
    End of year                        $1,702,014   $  959,525      $2,711,644     $  506,878     $2,228,119
                                       ===========  ===========     ==========     ===========    ===========

Page 4 (Continued)

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information For the Year Ended December 31, 1998 (Continued)
                                                           Fund Information (Continued)
                                        Capital
                                      Preservation                     Loan
                                          Fund          Other          Fund           Total
Additions to net assets
attributed to:
  Investment income (loss) -
     Net appreciation (depreciation)
       in fair value of investments    $      13     $ 17,633      $  ---         $   678,649
     Interest                               ---            32        12,729            12,761
     Dividends                            55,015        9,884         ---             139,279
                                      ----------  -----------    ----------        ----------
                                          55,028       27,549        12,729           830,689
  Contributions
    Employee                              97,272      135,695         ---           1,718,821
    Rollovers                              ---          3,774         ---              82,981
                                     -----------  -----------    ----------         ----------
            Total Additions              152,300      167,018        12,729         2,632,491
                                     -----------  -----------    ----------         ----------
Deductions from net assets
attributed to:
  Benefits paid to participants           98,017       14,510        13,840           905,053
  Administrative expenses                 23,167        ---           ---              23,167
                                     -----------  -----------     ----------       ----------
            Total Deductions             121,184       14,510        13,840           928,220
                                     -----------   ----------     ----------       ----------
Net increase (decrease) prior
to interfund transfers                    31,116      152,508        (1,111)        1,704,271

Interfund transfers                       50,990      515,641        61,312             ---
                                     -----------  -----------     ----------        ----------
    Net increase (decrease)               82,106      668,149        60,201         1,704,271

Net assets available
for plan benefits:
  Beginning of year                      801,565      328,715       141,867         8,486,512
                                     -----------  -----------     ----------        ----------

  End of year                         $  883,671   $  996,864      $202,068        $10,190,783
                                     ===========  ===========     ==========       ===========

The accompanying notes are an integral part of these financial statements.

Page 5

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997
                                                                          Fund Information
                                          Growth &    Strategic       Peoples                         New        Company
                                          Income      Investing        Index           Bond         Leaders       Stock
                                           Fund         Fund           Fund            Fund          Fund         Fund
Additions to net assets
attributed to:
  Investment income (loss) -
    Net appreciation (depreciation)
      in fair value of investments    $   218,916   $  140,568      $  310,532     $   13,986     $  343,017    $  41,747
    Interest                                ---          ---             ---            ---            ---          ---
    Dividends                              26,126        4,710 	        16,357         20,401         25,899        5,219
                                      -----------    ---------      ----------     ----------     ----------    ---------
                                          245,042      145,278         326,889         34,387        368,916       46,966
  Contributions -
    Employee                              380,621      199,534         331,353         81,821        458,546       15,828
    Rollovers                               3,627        3,209           8,696          3,209          4,279           34
                                      -----------  -----------       ---------     ----------     ----------    ---------
        Total Additions                   629,290      348,021         666,938        119,417        831,741       62,828
                                      -----------  -----------       ---------     ----------     ----------   ----------
Deductions from net assets
  attributed to:
    Benefits paid to participants         158,856      123,285          39,561         43,900        222,552        2,310
    Administrative expenses                 ---          ---             ---            ---            ---          ---
                                      -----------  -----------       ---------     ----------     ----------   ----------
        Total Deductions                  158,856      123,285          39,561         43,900        222,552        2,310
                                      -----------  -----------       ---------     ----------     ----------   ----------
Net increase (decrease) prior
  to interfund transfers                  470,434      224,736         627,377         75,517        609,189       60,518

Interfund transfers                      (180,984)     (59,589)        177,850        (59,996)      (174,463)      13,874
                                      ------------ ------------      ---------     -----------     ----------  ----------
  Net increase                            289,450      165,147         805,227         15,521        434,726       74,392

Net assets available
  for plan benefits:
    Beginning of year                   1,537,664      888,851         811,226        368,689      1,897,864       75,569
                                      -----------   ----------      ----------    ------------    -----------  ----------
    End of year                        $1,827,114   $1,053,998      $1,616,453     $  384,210     $2,332,590   $  149,961
                                      ===========  ==========      ==========    ============    ===========  ==========

Page 5 (Continued)

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information For the Year Ended December 31, 1997 (Continued)
                                                           Fund Information (Continued)
					Capital       Templeton
                                      Preservation     Foreign         Loan	  Holding
					  Fund          Fund           Fund       Account         Total
Additions to net assets
attributed to:
  Investment income (loss) -
     Net appreciation (depreciation)
       in fair value of investments	$   ---      $  (16,309)    $   ---   	  $   ---   	$1,052,457
     Interest               		   33,685 	  ---   	8,569 	      ---   	    42,254
     Dividends           	            ---   	 14,432 	---   	      1,675 	   114,819
				       -----------   -----------    ----------	  ----------	----------
					   33,685 	 (1,877)        8,569 	      1,675 	 1,209,530
  Contributions -
    Employee             		  107,118 	 67,632         ---   	      ---   	 1,642,453
    Rollovers          			    4,279 	  ---   	---   	      ---   	    27,333
                                       -----------   -----------    ----------	  ----------	----------
            Total Additions		  145,082 	 65,755         8,569 	      1,675 	 2,879,316
				       -----------   -----------    ----------	  ----------	----------
Deductions from net assets
attributed to:
  Benefits paid to participants		   35,996 	 12,798         ---   	      ---   	   639,258
  Administrative expenses		    3,716 	  ---   	---   	     16,650 	    20,366
				       -----------   -----------    ----------	  ----------	----------
            Total Deductions		   39,712 	 12,798 	---   	     16,650 	   659,624
				       -----------   -----------    ----------	  ----------	----------
Net increase (decrease) prior
to interfund transfers			  105,370        52,957 	8,569 	    (14,975)	 2,219,692

Interfund transfers			  121,997 	125,797        20,539 	     14,975 	    ---
				       -----------   -----------    ----------	  ----------	----------
    Net increase			  227,367       178,754        29,108 	      ---   	 2,219,692

Net assets available
for plan benefits:
  Beginning of year			  574,198 	  ---         112,759 	      ---   	 6,266,820
				       -----------  ------------    ----------	  ----------	----------

  End of year 			       $  801,565    $  178,754      $141,867 	   $  ---   	$8,486,512
				       ===========  ============    ==========	  ==========	==========

                       The accompanying notes are an integral part of these financial statements.


Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements


1.  Description of Plan

    The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.
    Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    General

    The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as an employee who has completed a minimum of 1,000 hours of service and is age twenty-one or older. Contributions to the Plan were not permitted prior to July 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

    Participants may elect to make voluntary contributions up to 15% of their annual compensation subject to certain limitations. The elective deferral percentage may be modified the first day of any month.

    The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company. There were no Company contributions for the 1998 and 1997 plan years.

    Participant accounts

    Each participant's account is credited with the participant's contribution and allocations of the Company's contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the participant's vested account balance.

    Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting on the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contributions after five years of credited service.

    Investment options

    Upon enrollment in the Plan, a participant may direct their contributions in any combination of the seven investment options in at least ten percent increments in each option selected. The investment options are as follows:

    Dreyfus Growth and Income Fund, Inc.

      This fund's main goals are long-term capital growth, current income and growth of income while maintaining reasonable investment risk. The Fund may invest in securities of U.S. and foreign companies.

    Dreyfus Strategic Investing

      This fund is invested primarily in publicly issued common stock with the objective of high capital growth.

    Dreyfus Peoples Index Fund, Inc.

      This fund invests in a portfolio of common stocks included in the Standard & Poor's 500 Composite Index and attempts to match as closely as possible the performance of that Index.

    Dreyfus A Bonds Plus, Inc.

      This fund seeks to provide the maximum amount of current income while also preserving capital and maintaining liquidity through high current yields from a portfolio made up mainly of high quality fixed income securities.


    Dreyfus DisciplinedStock Fund

      This fund seeks consistency of returns which exceed the S&P 500 and stability of the fund's asset value relative tot he S&P 500 by investing in a broadly diversified list of equity securities.

    Dreyfus Appreciation Fund, Inc.

      This fund seeks long-term capital growth consistent with the preservation of capital. The fund invests mainly in common stocks of United States companies, many of which are multinational with global business exposure.

    Dreyfus New Leaders Fund, Inc.

      This fund is invested in a portfolio primarily comprised of emerging small to mid-sized growth company common stocks and seeks to maximize capital growth.

    Company Stock Fund

      This fund invests solely in the common stock of Ecology and Environment, Inc.

    Capital Preservation Fund Series E

      This fund is a collective investment fund investing primarily in Guaranteed Investment Contracts (GICs) and similar investments, managed by LaSalle National Trust, N.A. The fund seeks high current income with stability of principal.

    Templeton Foreign Fund

      This fund is a long term capital growth fund investing in stocks and debt obligations of companies and governments outside the United States. This fund became available to participants on May 1, 1997.

    Participant loans

    Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

    Payment of benefits

    On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

    Administration

    The Plan is administered by the Company.  The Company has selected
    Dreyfus Retirement Services to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and reporting on the earnings and assets of the Plan.

    Administrative expenses are paid by the participants and the Company. An asset based fee is paid by the participants on an annual basis. This amount is deducted from participant accounts and placed in the Holding Account to be used to pay administrative expenses submitted for payment to the Trustee from the Company. Effective November 1, 1997 the Holding Account was merged into the Capital Preservation Fund, which will be used for the same purposes as the Holding Account in the future. Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.  Summary of Accounting Policies

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

    Investments and Related Transactions

    The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee, except for investment contracts within the Capital Preservation Fund which are reflected at contract value which approximates market value. Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation). Interest and dividend income is recognized as earned. Investment transactions are accounted for on the trade date. Net unrealized appreciation at December 31, 1998 and 1997, $1,311,392 and $1,135,931, respectively. Participant loans are valued at cost, which approximates fair value.

    Payment of Benefits

    Benefits are recorded when paid.

    Use of Estimates

    The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.  Other Investments

    Investments that represent five percent or more of the Plan's assets are separately identified on the financial statements. Information regarding the Other Investments are as follows:

                                     Dreyfus    Dreyfus      Dreyfus
                                     Company  Appreciation  Diciplined   Templeton
                                      Stock      Fund         Stock       Foreign
                                      Fund       Inc.         Fund         Fund         Total
Addition
  Net appreciation (depreciation)
    in fair value of investments    $(33,024)   $ 33,525    $ 36,312    $ (19,180)    $ 17,633
  Interest                                32       ---         ---          ---             32
  Dividends                            4,328       ---           228        5,328        9,884
                                     (28,664)     33,525      36,540      (13,852)      27,549

Contributions
  Employees                           22,459      16,813      17,407       79,016      135,695
  Rollovers                            ---         ---         ---          3,774        3,774
    Total addition                    (6,205)     50,338      53,947       68,938      167,018

Benefits paid                          2,343       ---         ---         12,167       14,510
Administration                         ---         ---         ---          ---          ---
                                       2,343       ---         ---         12,167       14,510

Net interest/dividends                (8,548)     50,338      53,947       56,771      152,508

Interfund                             (9,773)    278,769     282,297      (36,652)     515,641
                                     (18,321)    329,107     336,244       21,119      668,149

Beginning of year                    149,961       ---         ---        178,754      328,715

End of year                         $131,640    $329,107    $336,244     $199,873     $996,864




Page 11

5. Reconciliation of Financial Statements to Form 5500


   The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500:

                                                    December 31,  December 31,
    							1998   	      1997
    						    -----------	  -----------
    Net assets available for plan benefits
      per the financial statements                 $10,190,783	  $8,486,512
    Amounts allocated to withdrawing
      participants				      (521,796)	    (418,577)
    						    -----------	  -----------
    Net assets available for benefits
      per Form 5500				     $9,668,987	  $8,067,935
    						    ===========	  ===========



    The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

    							       	  Year Ended
    							       	 December 31,
                                                                     1998
    							       	 ------------
    Benefits paid to participants per the financial
      statements					       	    $905,053
    Add:  Amounts allocated to withdrawing participants
          at December 31, 1998				       	     521,796
    Less: Amounts allocated to withdrawing participants
          at December 31, 1997				       	    (418,577)
    							       	  -----------

    Benefits paid to participants per Form 5500                   $1,008,272
    							       	  ===========

    Amounts allocated to withdrawing participants are recorded on the Form
    5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


6.  Tax Status

    The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan. The Plan Administrator and Plan's tax counsel believe that the Plan, which is based upon a prototype plan designed by the Dreyfus Corporation that received a favorable determination letter dated September 1, 1994, is being operated in compliance with the applicable requirements of ERISA and the Internal Revenue Code and therefore fulfills the criteria for exemption from federal and state income taxes.


Page 12

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1998
Shares							       	      Fair
Units            Description                   		Cost   	      Value

POOLED INVESTMENT FUNDS:

	       Dreyfus Corporation:
 91,367	       Growth and Income Fund, Inc.	     $1,714,218	   $1,689,383
 44,959	       Premier Value Fund                       976,581       953,121
 73,850	       Peoples Index Fund, Inc.               1,876,187	    2,687,394
 35,884	       A Bonds Plus, Inc.			509,515	      502,373
  8,841        Disciplined Stock Fund                   294,398       331,167
  7,728        Appreciation Fund                        291,578       325,103
 53,510	       New Leaders Fund, Inc.                 1,648,623	    2,210,508
 13,816	       Company Stock Fund			159,059	      127,801
	       					     ----------	   ----------
	       					      7,470,699	    8,826,850

OTHER INVESTMENTS:

	       LaSalle National Trust, N.A.
887,101	         Capital Preservation Fund Series E	887,101	      887,101
	       Franklin Templeton Group of Funds
 23,449	         Templeton Foreign Fund			241,495	      196,736
	       Participant Loans, 9 - 10%                 ---  	      202,068
	       					     ----------	   ----------

                                                     $8,599,295   $10,112,755
	       					     ==========	   ==========


Page 13

Ecology and Environment, Inc.
401(k) Plan
Item 27b - Schedule of Loans or Fixed Income Obligations at December 31, 1998
                                      Amount Received During
Identity and            Original         the Year Ended
 Address of             Amount of       December 31, 1998        Unpaid Balance                              Amount Overdue
  Obligor                 Loan        Principal    Interest    December 31, 1998       Description         Principal   Interest
Karen Lintz             $19,000         $---          $---          $19,000          General loan;           $19,000    $---
6A Windy Hill                                                                        Interest rate - 9.50%
Ballton Lake, NY 12019                                                               Originated on
                                                                                     May 29, 1998

Kilpatrick Woodward      1,100           140           53               654          General loan;
53 Ruspin Ave.                                                                       Interest rate - 9.75%      158      45
Buffalo, NY  14215                                                                   Originated on
                                                                                     September 18, 1995

Page 14

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998
                                                               Purchases
Identity of
Party                  Description of                Purchase
Involved                   Asset                      Price       Transactions   Selling Price   Transactions
Dreyfus Corporation    Growth & Income Fund, Inc.   $  332,483         35          $  ---           ---
                                                         ---	      ---           657,398          70

Dreyfus Corporation    Strategic Investing Fund	       172,127	       28             ---           ---
		       				          ---	      ---           364,249          51

Dreyfus Corporation    Peoples Index Fund, Inc.	       917,129	       70             ---           ---
		       				          ---	      ---           396,069          31

Dreyfus Corporation    New Leaders Fund, Inc.	       496,570	       49             ---           ---
		       				          ---	      ---           500,588          58

LaSalle National       Capital Preservation	       381,292	       51             ---           ---
Trust, N.A.	       Fund Series E		          ---	      ---           362,242          42






Page 14 (Continued)

ECOLOGY AND ENVIRONMENT, INC.
401(k) Plan
Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998
                                                                              Sales
                                                                                         Current Value
Identity of                                                       Expense                 of Asset on
Party                  Description of                 Lease     Incurred with   Cost of   Transaction   Net Gain
Involved                   Asset                      Rental     Transaction     Asset       Date       or (Loss)
Dreyfus Corporation   Growth & Income Fund, Inc.   $      ---       ---        $332,483     $332,483   $   ---
      		                                          ---  	    ---		681,709	     657,398	 (24,311)

Dreyfus Corporation   Strategic Investing Fund	          ---       ---         172,127      172,127       ---
                                                                                373,251      364,249      (9,002)

Dreyfus Corporation   Peoples Index Fund, Inc. 	              	    ---		917,129	     917,129	   ---
		      				          --- 	    ---		285,291	     396,069	 110,778

Dreyfus Corporation   New Leaders Fund, Inc.	             	    ---		496,570	     496,570	   ---
		      				          --- 	    ---		348,698	     500,588	 151,890

LaSalle National      Capital Preservation	             	    ---		381,292	     381,292	   ---
Trust, N.A.	      Fund Series E		          --- 	    ---		362,242	     362,242	   ---




                                 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



		 			      Ecology and Environment, Inc.
                                                      401(k) Plan
                                                    (Name of Plan)


		 			 By:  Ecology and Environment, Inc.
		 			      401(k) Plan Committee
		 			      Plan Administrator



		 			 By:    /s/ Ronald L. Frank
		 			      Ronald L. Frank
		 			      Committee Member




DATE:  July 15, 1999


		 			      			  Exhibit 1




                    CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-30085 of Ecology and Environment, Inc. of our report dated June 25, 1999 relating to the financial statements, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP


Buffalo, New York
July 15, 1999